EXHIBIT 99.1

Interim results for the period ended 30 September 2018

Highlights

      ·         Golar LNG Partners LP ("Golar Partners" or "the Partnership") reports net income attributable to unit holders of $49.0 million and operating income of $62.0 million for the third quarter of 2018.

      ·         Generated distributable cash flow1 of $29.3 million for the third quarter with a distribution coverage ratio1 of 1.02.

      ·         Completed acquisition of initial equity interest in Golar Hilli LLC ("Hilli").

      ·         Selected FSRU Golar Freeze to service new 15-year Atlantic (Jamaica) project.

      ·         Golar Maria commences 10-month charter.

      ·         Methane Princess enters scheduled dry-dock.

Subsequent Events

      ·         Shipping market continues to improve. Golar Mazo re-enters spot market and completes multiple voyages.

      ·         Methane Princess redelivered to charterers on October 25.

      ·         Distribution for the third and subsequent quarters declared at $0.4042 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $49.0 million and operating income of $62.0 million for the third quarter of 2018 ("the third quarter" or "3Q"), as compared to net income attributable to unit holders of $28.4 million and operating income of $36.6 million for the second quarter of 2018 ("the second quarter" or "2Q") and net income attributable to unit holders of $26.5 million and operating income of $53.3 million for 3Q 2017.

(USD '000)	Q3 2018	Q2 2018	Q3 2017
Total Operating Revenues	108,232	84,201	105,635
Adjusted EBITDA [1]	103,573	61,805	80,573
Operating Income	62,011	36,640	53,295
Other Non-operating Income	-	236	922
Interest Income	1,177	3,300	2,105
Interest Expense	(20,062)	(19,303)	(19,876)
Gains/(Losses) on Derivative Instruments*	11,338	12,701	(225)
Other Financial Items, net*	(545)	74	(1,809)
Tax	(4,512)	(4,503)	(4,378)
Equity in Net Losses of Affiliate	(71)	-	-
Net Income attributable to Golar LNG Partners LP Owners	48,964	28,440	26,543
Adjusted Net Debt [1]	1,579,441	1,098,771	1,171,153

*With effect from the three months ended September 30, 2018, we presented a new line item, "Gains/(losses) on derivative instruments", which relates to the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" on the face of the statements of operations along with our general finance costs. This presentation change has been retrospectively adjusted in prior periods.

Total operating revenues increased, from $84.2 million in 2Q to $108.2 million in 3Q. Of the $24.0 million increase, $25.1 million is related to October 2018 - April 2019 revenues to be received but recognized in full in respect of a previous Golar Freeze contract. Golar Freeze entered Dubai Dry-docks in July for dry-dock and modifications necessary to service its new 15-year project offshore Jamaica. Cash payments due under the existing charter will however continue to be paid through to April 2019.  An additional $3.7 million was also received in respect of the Golar Maria which recorded higher levels of utilization during the quarter. Against this, the Partnership incurred offhire amounting to $2.6 million as a result of the scheduled dry-docking of LNG carrier Methane Princess.

At $16.4 million, vessel operating costs were in line with 2Q. Administrative expenses at $2.9 million were $1.0 million lower than 2Q, the prior quarter having been inflated by higher legal and professional fees.

Depreciation and amortization at $24.6 million was in line with 2Q.

Interest expense at $20.1 million in 3Q was $0.8 million higher than 2Q, the increase a result of an increase in LIBOR.  Interest income on the $177.0 million prepayment in respect of Hilli Episeyo ceased to be receivable after closing of the acquisition on July 12.  As a result, 3Q interest income at $1.2 million is $2.1 million lower than 2Q.

Gains/(losses) on derivative instruments recorded a gain of $11.3 million for 3Q compared to a 2Q gain of $12.7 million.  The recent distribution cut meant that the contingent Earn Out units arising out of the October 2016 Incentive Distribution Rights reset did not crystallize.  The remaining balance of the related derivative has therefore been written off resulting in a $2.9 million non-cash gain. There were also further non-cash interest rate swap gains following an increase in 2-3 year interest swap rates.

By virtue of its 50% interest in Hilli common units, the Partnership is entitled to 50% of the net earnings of Hilli attributable to common unit holders after July 12 when the acquisition closed. The Partnership's reported share of net earnings in 3Q amounted to a loss of $0.1 million which includes non-cash charges of $7.3 million related to the depreciation and amortization of fair value adjustments made upon acquisition of the common units (see Appendix A).

Excluding $25.1 million additional revenues recognised during 3Q in respect of Golar Freezes' prior contract, 3Q distributable cash flow1 increased $6.3 million to $29.3 million, compared to $23.0 million in 2Q. Together with a reduction in distributions paid, effective 3Q 2018, this resulted in an improvement in the distribution coverage ratio1 from 0.56 in 2Q to 1.02 in 3Q.

Commercial Review

Golar Maria's 10-month charter commenced in early August.  Spot voyages prior to this resulted in the vessel achieving a utilization rate of 89% for the quarter.  As a result of the charter the vessel will improve utilization and TCE1 rates over the next year.

FSRU Golar Freeze will shortly arrive offshore Jamaica where she will service a 15-year charter for an energy and logistics company.  From commencement of commercial operations, expected during January, 2019, hire will be receivable at the full daily base rate, initially expected to deliver approximately $18 million in annual Adjusted EBITDA1.

Golar Mazo was reactivated from warm layup during September and commenced a voyage charter in early October.  This was subsequently extended at an attractive rate.

Kuwait National Petroleum Company, charterers of the FSRU Golar Igloo have extended the 2018 regas season to include December.  A decision on the exercise of their option to extend the charter by a further year is expected by the end of November.

Acquisitions

Golar LNG Limited ("Golar") and affiliates of Keppel Shipyard Limited and Black & Veatch closed the sale of 50% of the common units in Hilli, the indirect owner of Hilli Episeyo, to the Partnership on July 12. Equivalent to 50% of the two liquefaction trains currently contracted for 8 years to Perenco Cameroon SA and Société Nationale Des Hydrocarbures, out of a total of four, this initial interest includes a pro-rated 5% stake in any future distributions generated by the currently uncontracted expansion capacity, but does not include exposure to the oil linked component of the vessel's earnings stream.  Golar Partners equity accounts for its interest in Hilli with its share of results included in "Equity in net losses of affiliate".  The first cash dividend in respect of this investment was declared and approved in 3Q and will be received in 4Q.

Operational Review

Two of the Partnership's vessels undertook scheduled dry-dockings in 3Q.  FSRU Golar Freeze entered dry-dock on July 19.  Works undertaken will allow the vessel to remain in service for up to 15 years in Jamaica without dry-dock. Minor modifications required to ensure compatibility with the vessel's new receiving terminal were also completed.  Golar Freeze departed dry-dock on October 20. Dry-dock of the LNG carrier Methane Princess was initiated on August 24.   Total off-hire in 3Q amounted to 37 days.  The vessel departed the yard on October 3 and was returned to its charterer on October 25. This will result in 25 days off hire in 4Q.

After accounting for warm layup of Golar Mazo and dry docking of Golar Freeze and Methane Princess, utilization of 74% was recorded for 3Q.  This compares to 85% in 2Q.

Financing and Liquidity

As of September 30, 2018, Golar Partners had cash and cash equivalents of $75.8 million.  The Partnership also has a $75.0 million undrawn credit facility, now available until 2Q 2021.  Including $463.5 million of proportionate share of debt in respect of FLNG Hilli Episeyo, total Adjusted Net Debt1 as at September 30, 2018 was $1,579.4 million. 3Q 2018 Adjusted EBITDA1, including $17.0 million in respect of FLNG Hilli Episeyo, amounts to $103.6 million.  Also included in the $103.6 million is $19.0 million of October 2018 - April 2019 Adjusted EBITDA1 related to the previous Golar Freeze contract.  Based on the above Adjusted Net Debt1 amount and annualized1 3Q 2018 Adjusted EBITDA1, Golar Partners' Adjusted Net Debt1 to Adjusted EBITDA1 ratio was 3.8.  As of September 30, 2018, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,803 million (including swaps with a notional value of $400.0 million in connection with the Partnership's bonds and $463.5 million in respect of Hilli Episeyo) representing approximately 107% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt is approximately 2.2% with an average remaining period to maturity of approximately 4.9 years as of September 30, 2018.

Exclusive of Hilli Episeyo related debt, outstanding bank debt as of September 30, 2018 was $854.4 million, which had average margins, in addition to LIBOR, of approximately 2.13%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The 2020 maturing $150.0 million Norwegian USD bond represents the Partnership's next scheduled debt maturity.

Corporate and Other Matters

As of September 30, 2018, there were 71,286,849 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 General Partner units, were owned by Golar, representing a 31.8% interest in the Partnership.

In line with what was communicated in 2Q, Management completed its review of the Partnership's distribution capacity on October 23.  The Board approved a quarterly distribution going forward of $0.4042 per unit, effective 3Q, 2018.  Representing a 30% cut, distributions at this level are sustainable based on cash balances available for investment and forecast future cash flows.  The distribution for 3Q of $0.4042 per unit will be paid on November 14, 2018 to common and general partner unitholders of record on November 7, 2018. The distribution will be paid on total units of 71,286,849. A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 August through to 14 November was also declared. This will be paid on November 15, 2018 to all Series A preferred unitholders of record on November 8, 2018.

Total outstanding options as at September 30, 2018 were 99,000.

At the Partnership's Annual General Meeting on September 26, Paul Leand and Jeremy Kramer were elected as Class III Directors.

Outlook

The roll-off of historic charters for four of the Partnership's vessels over the last 18-months has reduced revenues and forced the Board to reconsider the distribution policy.  It has been a target for the Board to set a distribution based on existing assets that is sustainable for the long-term.  After a thorough review, the Board has set an annual distribution level of $1.6168.

Dry-dock of the Methane Princess negatively impacted 3Q distribution coverage1.  The next scheduled dry-dock with offhire implications is the FSRU Golar Eskimo at the end of 2019.  With the exception of FSRU Golar Spirit, the remaining fleet is expected to be cash flow generative.  Distribution coverage1 is therefore expected to continue to improve over the coming quarters.

The reduced distribution level was reached after applying conservative earnings assumptions for vessels without long term contracts.  Although the FSRU is being tendered into various employment opportunities, no earnings have been assumed for the Golar Spirit. The Partnership is therefore well positioned financially with an existing effective revenue backlog1 of $2.4 billion and a sustainable level of distribution that has the potential to increase over the coming years.  Golar also remains firmly committed to the Partnership which it views as an important component of its capital structure.  Acquisition opportunities exist including additional units in Hilli and the 25-year contracted FSRU Golar Nanook and associated Sergipe cash flows. The long duration of the Sergipe contracts minimizes residual risk and improves the stability of cash flows making them particularly attractive targets for the Partnership. These opportunities will however, to a large extent, be dependent on more effectively priced equity or debt, or realization of a flatter debt amortization profile that better reflects the economic life of the Partnership's assets.

Together, a strong balance sheet, solid order backlog and robust growth in the LNG market are expected to present a number of interesting opportunities for Golar Partners going forward.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         our ability to maintain cash distributions and the amount of any such distributions;

·         market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

·         Golar Power's ability to successfully complete and start up the Sergipe power station project and related FSRU contract.

·         the ability of Golar LNG Partners LP ("Golar Partners," "we," "us" and "our") and Golar LNG Limited ("Golar") to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         our ability to consummate the potential acquisition of additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo on a timely basis or at all;

·         our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the Hilli Episeyo;

·         the future share of earnings relating to the Hilli Episeyo, which is accounted for under the equity method;

·         our ability to realize the expected benefits from the Jamaica FSRU Project;

·         our anticipated growth strategies;

·         the effect of a worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in commodity prices;

·         the liquidity and creditworthiness of our charterers;

·         changes in our operating expenses, including dry-docking and insurance costs and bunker prices;

·         our future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         our and Golar's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         our ability to maintain long-term relationships with major LNG traders;

·         our ability to leverage the relationships and reputation of Golar and Golar Power Limited (or Golar Power) in the LNG industry;

·         our ability to purchase vessels from Golar and Golar Power in the future;

·         our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

·         our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         our ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

·         availability of skilled labor, vessel crews and management;

·         our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of our partnership and distributions to our unitholders;

·         challenges by authorities to the tax benefits we previously obtained;

·         estimated future maintenance and replacement capital expenditures;

·         our and Golar's ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         our business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the "SEC").

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

November 5, 2018

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Executive and Chief Financial Officer

Stuart Buchanan - Head of Investor Relations

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

  Interim results for the period ended 30 September 2018.pdf: https://resource.globenewswire.com/Resource/Download/a5c7c5eb-069a-4103-b0bf-7049d4c01041